

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2022

Michael Sonnenshein
Grayscale Bitcoin Cash Trust (BCH)
290 Harbor Drive, 4th Floor
Stamford, CT 06902

>   **Re: Grayscale Bitcoin Cash Trust (BCH)**
>   **Registration Statement on Form 10**
>   **Exhibit Nos. 10.1 and 10.3**
>   **Filed July 12, 2021**
>   **File No. 000-56308**

Dear Mr. Sonnenshein:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance